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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~01-9396~~

8-37376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2003___ AND ENDING___12/31/2003___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALENTINE & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3455 Peachtree Road #2010
                          (No. and Street)

ATLANTA   GA   30326
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIKE WOLF   404 760-2152
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECEIVED
MAR - 1 2004
WASH., D.C.
188

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Tiller
                        (Name – if individual, state last, first, middle name)

780 Johnson Ferry Rd   Atlanta   GA   30342
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Michael Wolf_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Balentine & Company_ , as of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BALENTINE & COMPANY, LLC

FINANCIAL REPORT

December 31, 2003

CONTENTS

INDEPENDENT AUDITOR'S REPORT
ON FINANCIAL STATEMENTS

To the Board of Managers and Member of
Balentine & Company, LLC
Atlanta, Georgia

We have audited the statement of financial condition of Balentine & Company, LLC as of December 31, 2003, and the related statements of income and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Balentine & Company, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller 22C

Atlanta, Georgia
January 23, 2004

FINANCIAL STATEMENTS

BALENTINE & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

ASSETS
Cash and cash equivalents	$ 2,665,422
Commissions receivable	49,999
Other accounts receivable	449,149
Prepaid expenses	59,121
Property and equipment, net	1,095,739
Investment in limited partnerships	457,393
Other assets	3,300
Total	$ 4,780,123

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accounts payable and accrued expenses	$ 832,229
MEMBER'S EQUITY	3,947,894
Total	$ 4,780,123

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2003

REVENUES	
Advisory and managed asset fees	$ 14,506,968
Consulting revenue	848,930
Trading revenue	4,574,555
Other income	991,216
Equity in earnings of limited partnerships, net	468,604
Total revenues	21,390,273
EXPENSES	
Compensation and related expenses	8,221,447
Asset management expenses	5,825,610
Office and other operating expenses	1,911,167
Marketing and entertainment expenses	364,743
Total expenses	16,322,967
NET INCOME	5,067,306
MEMBER'S EQUITY AT BEGINNING OF YEAR	1,965,973
MEMBER'S CONTRIBUTIONS	364,615
MEMBER'S DISTRIBUTIONS	(3,450,000)
MEMBER'S EQUITY AT END OF YEAR	$ 3,947,894

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,067,306
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	330,825
Equity in earnings from limited partnerships, net	(468,604)
Equity-based compensation	364,615
Change in assets and liabilities:	
Commissions receivable	(17,219)
Other receivables	(118,807)
Prepaid expenses	(11,895)
Accounts payable and accrued expenses	(119,931)
Net cash provided by operating activities	5,026,290
CASH FLOWS FROM INVESTING ACTIVITIES	
Return of capital in limited partnerships	54,347
Purchases of property and equipment	(133,508)
Net cash used in investing activities	(79,161)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(4,650,000)
Net increase in cash and cash equivalents	297,129
CASH AND CASH EQUIVALENTS	
Beginning	2,368,293
Ending	$ 2,665,422

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2003

1. Nature of Business and Summary of Significant Accounting Policies.

A. Nature of Business

Balentine & Company, LLC (the "Company"), is an investment counseling firm and broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company, which is located in Atlanta, Georgia, introduces customers on a fully disclosed basis to its primary clearing agent, Pershing, LLC. The Company is a wholly owned subsidiary of Balentine Delaware Holding Company, LLC (the "Parent"), which is ultimately a subsidiary of Wilmington Trust Company ("WTC"). The following is a summary of the significant accounting policies followed by the Company.

B. Accrual Basis

The financial statements of the Company have been prepared on the accrual basis.

C. Revenues and Clearing Fees

Commission and trading revenues, and related clearing fees, are recorded on a trade date basis. Trading revenues arise from both bond and equity trading activities. Advisory fees are based on a percentage of the client's account balance.

D. Depreciation and Amortization

Furniture and fixtures are depreciated on a straight-line basis over a seven-year life. Equipment is depreciated on a straight-line basis over a three-year life. Leasehold improvements are amortized over the original term of the lease. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

E. Income Taxes

The Company is a Georgia Limited Liability Company and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its member.

F. Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with Pershing, its primary clearing agent.

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BALENTINE & COMPANY, LLC

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Accounts Receivable

Management believes that all accounts receivable are fully collectible. Therefore, no allowance for doubtful accounts is deemed necessary.

I. Investment in Limited Partnerships

The Company is the General Partner in each of the limited partnerships known as the Balentine Private Funds and accounts for its investment using the equity method.

J. Equity-Based Compensation

The Company accounts for equity-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. The Company recognizes compensation expense using variable accounting, similar to the accounting for a stock appreciation right. In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No, 123 *Accounting for Stock-Based Compensation* which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. As permitted by SFAS No. 123, the Company accounts for equity-based compensation in accordance with APB Opinion No. 25.

2. Property and Equipment

Property and equipment consist of the following classifications:

Equipment and software	$ 482,902
Furniture and leasehold improvements	2,056,378
	2,539,280
Less accumulated depreciation	(1,443,541)
	$ 1,095,739

3. Employee Benefit Plan

The Company and its affiliate have a defined contribution retirement savings plan (the "Plan") covering all employees who meet certain service requirements. Contributions by the Company are determined at the discretion of its member. For the year ended December 31, 2003, the Company did not make a discretionary contribution to the Plan.

The Company and its affiliate have activated the 401(k) feature of the Plan which permits participants to contribute a portion of their annual wages, of which the Company may match a percentage or dollar amount. For the year ended December 31, 2003, the Company's total matching contributions to the 401(k) feature of the Plan were approximately $126,000.

Effective January 1, 2004, the Company's plan was merged with that of Wilmington Trust Company.

4. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that minimum net capital be the greater of $250,000 or 1/15 of aggregate indebtedness. At December 31, 2003, the Company's net capital exceeded required net capital by approximately $1,111,000.

5. Operating Leases

The Company has entered into several noncancelable operating lease agreements for office space, vehicles, and equipment that expire at various dates through the year 2007. Minimum future payments required under the terms of the leases for each of the next five years as of December 31 in the aggregate are as follows:

Year	Amount
2004	$ 826,952
2005	808,080
2006	818,352
2007	831,386
Total	$ 3,284,770

Rental expense charged to operations for 2003, net of reimbursement received from related parties (Note 6), totaled approximately $768,000.

6. Related Party Transactions

The Company serves as sub advisor to WTC for clients referred to the Company by WTC. For each client referred by WTC that invests in either the Balentine Private Funds or a managed account, the Company receives 50% of the net fees charged to the client plus the related sub advisor fee. Beginning July 1, 2003, .25% per annum of client assets plus the related sub advisor fee will be charged to all new WTC client investments in either the Balentine Private Funds or a managed account. For the year ended December 31, 2003, these shared fees totaled $6,487,007. The fees due to the Company from WTC at December 31, 2003 totaled $139,729. In addition, the Company shares certain office space with WTC. For the year ended December 31, 2003, WTC paid the Company approximately $34,000 for office space used during the year. In addition, the Company paid WTC approximately $110,000 for employee benefits and other expenses during the year.

On April 30, 2003, the Company entered into an agreement with Balentine Management, Inc. ("BMI"), a wholly owned subsidiary of Balentine Holdings, Inc., (the parent company of Balentine Delaware Holding Company, LLC), whereby BMI hired all the Company's employees and the Company retained BMI and its employees to perform services on behalf of the Company. During the year ended December 31, 2003, the Company paid approximately $4,980,000 to BMI for these services.

The Company receives an operational allocation for overhead costs incurred on behalf of Balentine & Company of Tennessee, LLC, a 45.45% owned subsidiary of the Company's parent. This operational allocation totaled approximately $202,000 for the year ended December 31, 2003. In addition, the Company was reimbursed approximately $219,000 by Balentine & Company of Tennessee, LLC, for the services of its investment advisors for the year ended December 31, 2003. The Company was also reimbursed approximately $247,000 by Balentine & Company of Tennessee, LLC for payroll costs incurred on its behalf during the year.

The Company is the General Partner in each of the limited partnerships commonly referred to as the Balentine Private Funds. During the year ended December 31, 2003, the Company recognized commission revenue related to trades involving these limited partnerships, as follows:

Balentine Small Cap Funds	$ 1,224,848
Balentine Large Cap Funds	1,090,050
Balentine Mid Cap Funds	1,057,392
Balentine International Funds	623,559
Balentine Real Estate Fund	320,168
Balentine Global Index Funds	139,208
Total	$ 4,455,225

The Company, as the General Partner in each limited partnership, receives a management fee from each of the limited partnerships. The management fee is based upon the value of each limited partnership's assets and totaled approximately $4,000,000 for the year ended December 31, 2003. The Company also receives an operational allocation from each of the limited partnerships for overhead costs incurred on their behalf. Operational allocations paid to the Company totaled approximately $650,000. The Company shares in the incentive fees earned by certain Balentine Private Funds provided certain performance measures are attained during the year. Incentive fees earned by the Company totaled approximately $469,000 for the year ended December 31, 2003.

7. Concentration of Credit Risks

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The amounts on deposit with these institutions at December 31, 2003 were in excess of the FDIC limit by approximately $2,737,000.

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BALENTINE & COMPANY, LLC

8. Equity Participation Purchase Plan

    Effective January 1, 2003, the Company's parent adopted an Equity Participation Purchase Plan (the "Plan") intended to advance the interests of the Parent and the Company by providing eligible employees an opportunity to acquire or increase an equity participation in the Parent. Offers of new equity purchase rights are determined by the Parent's senior management on an annual basis and must be exercised by the offeree by March 31 of the year of grant. The Plan also calls for anti-dilution purchase rights to be offered to existing members of the Parent in connection with the grant of new equity purchase rights. The purchase price of both the new and anti-dilution equity purchase rights is determined by a formula as defined in the LLC Agreement of the Parent. The Parent's LLC Agreement also contains certain transfer restrictions, maximum dilutive provisions, and put and call options that apply to all members of the Parent.

    During 2003, the Parent granted 55,000 of new equity purchase rights to employees of the Company, which were purchased for a total of $282,945. Additionally, 13,885 anti-dilution purchase rights were offered to employees of the Company, who were existing members of the Parent, which were purchased for a total of $71,431.

    The Company accounts for the Plan using variable accounting, similar to the accounting for a stock appreciation right (SAR). For the year ended December 31, 2003, the Company recorded compensation expense of $364,615 related to the increase in value of the 68,885 membership points issued under the Plan and a like amount as contributed capital from its Parent.

SUPPLEMENTARY INFORMATION

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Member of
Balentine & Company
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Balentine & Company, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the Member, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Tiller 22C
Atlanta, Georgia
January 23, 2004

BALENTINE & COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2003

Schedule 1

Net Capital	
Total member's equity	$ 3,947,894
Deductions:	
Total nonallowable assets	2,064,702
Section 3020 deductions	470,000
	2,534,702
Net capital before haircuts on securities	1,413,192
Haircuts on securities (money market funds)	52,366
Net capital	$ 1,360,826
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 832,229
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,110,826
Percentage of aggregate indebtedness to net capital	61%

There were no material differences in the above computations from those included in the Company's report on Form X-17A-5 Part IIA, for the period ended December 31, 2003.

BALENTINE & COMPANY, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2003

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(2) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, and all customer transaction are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption as of December 31, 2003.